April 19, 2018

Via EDGAR
Jennifer Gowetski, Senior Counsel
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Washington, DC 20549

Re:      Korth Direct Mortgage, LLC
Amendment No. 2 to Registration Statement on Form S-1 Filed April 9, 2018
Amendment No. 3 to Registration Statement on Form S-1 Filed April 12, 2018
File No. 333-223135

Dear Ms. Gowetski

We are providing the following responses to the Staff’s comment letter dated April 18, 2018, regarding our Amended Registration Statement on Form S-1 filed April 12, 2018. Our response follows the format of your letter.

General

1.
We note your response to comment 1 and that you plan to make updated borrower profit and loss information available on your website as certain loans become less significant to your entire portfolio. Please note that we will consider the propriety of excluding financial information from your filings when it becomes applicable.

Company Response: We have noted your comment and understand.

Risk Factors, page 7

2.
We note your response to comment 6 and the revised disclosure on page 13. We continue to believe that you should revise to quantify the percentage of annual lease revenue for the warehouse property subject to the CM Loan that is scheduled to expire by 2020, which is prior to the maturity date of the CM Loan. Please revise accordingly.

Company Response: In our last amendment, we added this number to the rent roll section of the registration statement. We have now included it on page 13, as requested, as well.

KDM CM Loan History, page 19

3.
We note your response to comment 8 and the revised disclosure on page 19. Please revise the table on page 19 to clarify, if true, that the listed ratings are your internal KDM ratings or otherwise identify the source of the ratings.

Company Response: Conforming amendments have been made to the registration statement.

Jennifer Gowetski
Securities and Exchange Commission
April 19, 2018

Current Lease Terms, page 23

4.
We note your disclosure that the current vacancy rate is 0% and the chart on page 23 indicates that 100% of “% of Total Space” is leased. We further note that Walgreens is requesting additional 87,000 square feet starting in August 2018. Please revise to clarify whether “% of Total Space” is the total leasable area, and, if so, how the borrower will be able to provide additional square feet to Walgreens in August 2018. In addition, please revise to clarify what you mean by “Unbillable Space.”

Company Response: The borrower provided the rent roll with the “Unbillable Space” terminology. We have added a footnote definition as well as an explanation of how additional, currently unleasable, space is being configured for this additional square footage.

Borrower Provided Profit and Loss Statement, page 25

5.
Please confirm that the borrower information includes all revenue and expenses for the period presented.

Company Response: The borrower-provided profit and loss information presented includes all revenue and expense that the borrower has disclosed. Based upon our review performed in accordance with our customary due diligence procedures, we believe this information to be accurate.

KDM Rating of the CM Loan, page 27

6.
We note your response to comment 15. We continue to believe that you should revise your risk factor disclosure to clarify that the CM Loan to Value score is based on unaudited financials provided by the borrower. Please revise accordingly.

Company Response: The CM Loan to Value score is not based on unaudited financials. It is simply the loan amount of the CM Loan ($6.3M) divided by the appraised value of the property ($10.5M.) We added additional disclosure on page 22 in our last amendment that the unaudited financial statements were used to do the debt service coverage analysis, as we believed the comment was a typo/error.

 Nothwithstanding the above, we have added conforming amendments to the registration statement under the risk factor “Our Proprietary Ratings System is highly subjective.”

Descriptions of the Notes page 28

7.
We note your response to comment 16. Please revise your disclosure to provide a brief description of all your outstanding notes, including KDM2018-N002PP.

Company Response: We have included a table with a brief description of each outstanding note on page 28.

Jennifer Gowetski
Securities and Exchange Commission
April 19, 2018

Financial Condition for the Year Ended December 31, 2017

8.
We note that the income statement presented for KDM 2017-001 contains significant differences in both the amounts and types of expenses presented in your DSCR calculation contained within your Form S-1 that registered the notes associated with that loan. Please explain the differences and confirm that the borrower information in this document includes all revenues and expenses of the borrower for the period presented.

Company Response: We are aware of the differences and already were following up with the borrower. We were able to resolve the issue and have made notes accordingly. (The borrower upgraded the property to have individual meters installed and now utilites are paid by the tenants.) We have updated the registration statement to reflect the material differences and to indicate their origin.

9.
You indicated previously that on an annual basis you would provide certain information related to outstanding loans, including an updated debt service coverage ratio. This information does not appear to be included in your filing. Please tell us whether you intend to provide this information in future filings.

Company Response: We intend to disclose this information in future filings approximately at the anniversary (within +/- 60 days) of the inception date of the CM Loan. So, for example, for KDM2017-N001, we will have updated information in our 10-Q.

10.
Please confirm that the borrower information you have included for KDM 2017-002 includes all revenue and expenses for the period presented.

Company Response: The borrower-provided profit and loss information presented includes all revenue and expense that the borrower has disclosed. Based upon our review performed in accordance with our customary due diligence procedures, we believe this information to be accurate. The profit and loss information displayed was prepared for tax purposes by their accountant. Differences in individual borrowers’ ongoing reporting methodologies will occur from time to time. We seek to mitigate confusion caused by this by adding additional disclosure legends above each of the borrower provided statements.

Sincerely,

/s/ Holly MacDonald-Korth Chief Financial Officer Korth Direct Mortgage LLC